Enterprise Products Partners L.P.
1100 Louisiana Street, Suite 1000
Houston, Texas 77002
July 28, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention: Ramin M. Olson

Re:	Registration Statement on Form S-4 (File No. 333-174321) of Enterprise Products Partners L.P.
Ladies and Gentlemen:
     Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 10:00 a.m., Washington, D.C. time, on Monday, August 1, 2011, or as soon thereafter as practicable. Enterprise Products Partners L.P. (the “Partnership”) hereby acknowledges that:
•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the accuracy and adequacy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, Enterprise Products Partners L.P.
By:	Enterprise Products Holdings LLC,
its general partner

By:	/s/ Stephanie C. Hildebrandt
	Name:	Stephanie C. Hildebrandt
	Title:	Senior Vice President, General Counsel and Secretary